                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              --------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                                Memry Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   586263 20 4
                                  CUSIP Number


                              Sarah A. O'Dowd, Esq.
                         Heller Ehrman White & McAuliffe
                              525 University Avenue
                           Palo Alto, California 94301
                                 (415) 324-7000
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                                  June 28, 1996
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement: /X/

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See (Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment

CUSIP NO. 586263 20 4                  13D


containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 586263 20 4                  13D


          1)  Name of Reporting Persons:  RAYCHEM CORPORATION
              S.S. or I.R.S. Identification No. of above person


________________________________________________________________________________
          2)  Check the Appropriate Box if a Member of a Group*
          (a) / /      _________________________________________________________


          (b) / /      _________________________________________________________
________________________________________________________________________________
          3)  SEC Use Only      ________________________________________________
________________________________________________________________________________
          4)  Source of Funds* : 00
________________________________________________________________________________
          5)  / /  Check if Disclosure of Legal Proceedings is
                   Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________
          6)  Citizenship or Place of Organization:  DELAWARE
________________________________________________________________________________


                             7)   Sole Voting Power
                                  2,380,000
    Number                   ___________________________________________________
     of                      8)   Shared Voting Power
   Shares                         0
Beneficially                 ___________________________________________________
   Owned                     9)   Sole Dispositive Power
    by
   Each                           2,380,000
 Reporting                   ___________________________________________________
  Person                     10)  Shared Dispositive Power
   With                           0
 _______________________________________________________________________________
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,380,000
________________________________________________________________________________
         12)  / /    Check if the Aggregate Amount in Row (11)
                     Excludes Certain Shares*
________________________________________________________________________________
         13)  Percent of Class Represented by amount in Row (11):
              15.50%
________________________________________________________________________________
         14)  Type of Reporting Person*
              CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 586263 20 4                  13D


Item 1.           Security and Issuer.

                  This Statement on Schedule 13D (this "Statement") relates to warrants (the "Warrants") to purchase shares of Common Stock (the "Common Stock"), $.01 par value per share of Memry Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 57 Commerce Drive, Brookfield, Connecticut 06804.

Item 2.           Identity and Background.

                  Raychem Corporation ("Raychem") is organized under the laws of the State of Delaware and is in the business of developing, manufacturing and marketing high-performance products for electronics, industrial and telecommunications applications. Its principal business address is 300 Constitution Drive, Menlo Park, California 94025-1164.

                  The name, business address, present principal occupation and citizenship of each executive officer and director of Raychem (such executive officers and directors together the "Executives") are set forth in Appendix A hereto, which is incorporated herein by reference.

                  Neither Raychem nor, to the best knowledge of Raychem, any of the Executives, has been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

                  Neither Raychem nor, to the best knowledge of Raychem, any of the Executives, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Warrants were acquired by Raychem as part of the purchase price for Raychem's shape memory metals components business, which was sold to the Issuer pursuant to that certain Amended and Restated Asset Purchase Agreement dated as of May 10, 1996 by and between Raychem and the Issuer, as amended by that certain Amendment No. 1 dated as of June 28, 1996 and by that certain Amendment No. 2 dated as of August 11, 1996 (as so amended, the "Agreement"). To date, none of the Warrants have been exercised. It is presently anticipated that the exercise price for the Warrants, if exercised, would be paid by Raychem from its working capital.

CUSIP NO. 586263 20 4                  13D


Item 4.           Purpose of Transaction.

                  The Warrants were delivered to Raychem by the Issuer on June 28, 1996 as part of the consideration provided pursuant to the Agreement. Under the terms of the Agreement, Raychem and the Issuer have entered into a mutually exclusive supply/private label agreement under which Raychem's Electronics Division continues to support its existing customers and market and sell new shape memory metal products to its worldwide OEM customer base.

                  Neither Raychem nor, to the best knowledge of Raychem, any of the Executives, has any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Common Stock to cease to be authorized to be quoted on the NASD OTC Bulletin Board; (ix) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those actions set forth in this Paragraph.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of June 28, 1996, Raychem was the beneficial owner of Warrants exercisable for an aggregate of 2,380,000 shares of Common Stock of the Issuer, representing 15.50% of the shares of such class of stock deemed outstanding on such date. All of such shares are issuable to Raychem upon the exercise of the Warrants.

                  (b) Raychem holds sole voting and sole dispositive power over the Warrants and all of the Common Stock issuable upon exercise of the Warrants.

                  (c) No transactions in the Warrants or Common Stock have been effected during the past 60 days by Raychem.

CUSIP NO. 586263 20 4                  13D


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships between or among Raychem or, to the best knowledge of Raychem, any of the Executives, and any other person with respect to any securities of the Issuer other than certain anti-dilution and registration rights contained in the Warrants and transfer restrictions contained in that certain Registration Rights Agreement between Raychem and the Issuer dated as of June 28, 1996.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit 1 - Registration Rights Agreement between Raychem and the Issuer dated as of June 28, 1996.

CUSIP NO. 586263 20 4                  13D



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: September 13, 1996



                               RAYCHEM CORPORATION


                               By: /s/ Andrew F. Roake
                                   -------------------
                                   Authorized Officer

CUSIP NO. 586263 20 4                  13D


                                                                   Appendix A(1)


       Name                      Position with Raychem              Principal Occupation       Citizenship
       ----                      ---------------------              --------------------       -----------
Richard A. Kashnow         President, Chief Executive          Raychem Executive                    U.S.
                           Officer and Chairman of
                           the Board of Directors
Chang-Lin Tien             Director                            Chancellor, University of            U.S.
                                                               California, Berkeley(2)
Richard Dulude             Director                            Retired Vice Chairman,               U.S.
                                                               Corning Incorporated(3)
James F. Gibbons           Director                            Special Counsel to the               U.S.
                                                               President, Stanford
                                                               University(4)
John P. McTague            Director                            Vice President of                    U.S.
                                                               Technical Affairs, Ford
                                                               Motor Company(5)
Dean O. Morton             Director                            Retired Executive Vice               U.S.
                                                               President, Director and
                                                               Chief Operating Officer,
                                                               Hewlett-Packard Company(6)
Isaac Stein                Director                            President, Waverley                  U.S.
                                                               Associates, Inc.(7)
Cyril J. Yansouni          Director                            Chairman and Chief                   Belgium
                                                               Executive Officer, Read-
                                                               Rite Corporation(8)
Ralph H. Harnett           Senior Vice President,              Raychem Executive                    U.S.
                           Telecom
Raymond J. Sims            Senior Vice President and           Raychem Executive                    U.S.
                           Chief Financial Officer
Joseph G. Wirth            Senior Vice President and           Raychem Executive                    U.S.
                           Chief Technical Officer
Diedra D. Barsotti         Vice President and                  Raychem Executive                    U.S.
                           Controller
L. Frans Berthels          Vice President                      Raychem Executive                    Belgium
Peter L. Brooks            Vice President, Polyswitch          Raychem Executive                    U.S.

CUSIP NO. 586263 20 4                  13D

                                                                   Appendix A(1)


       Name                      Position with Raychem              Principal Occupation       Citizenship
       ----                      ---------------------              --------------------       -----------
Peter S. Carson            Vice President, Automotive          Raychem Executive                    U.S.
James L. Claypool          Vice President, Telecom             Raychem Executive                    U.S.
                           Europe
Timothy S. Jenks           Vice President, EPD Europe          Raychem Executive                    U.S.
Lars Larsen                Vice President and                  Raychem Executive                    U.S.
                           Treasurer
John D. McGraw             Vice President,                     Raychem Executive                    U.S.
                           Electronics
John A. Midgley            Vice President, U.S.                Raychem Executive                    United
                           Corporate R&D                                                            Kingdom
Kiichiro Ohya              Vice President, Asia                Raychem Executive                    Japan
Andrew F. Roake            Vice President, Corporate           Raychem Executive                    United
                           Strategy                                                                 Kingdom
Hus Tigli                  Vice President, Chemelex            Raychem Executive                    Turkey
Eric Van Zele              Vice President, Europe              Raychem Executive                    Belgium

- --------------
1. Except as reflected in the other footnotes to this appendix, all executive officers engage in their principal occupation at Raychem Corporation and may be contacted at Raychem Corporation, 300 Constitution Drive, Menlo Park, California 94025-1164.

2. Mr. Tien is the Chancellor of the University of California at Berkeley, a public university. His address at the University of California is Chancellor Chang-Lin Tien, University of California-Berkeley, Office of the Chancellor, 200 California Hall #1500, Berkeley, California 94720-1500.

3. Mr. Dulude, now retired, is the former Vice Chairman of Corning Incorporated. He may be reached at Raychem Corporation.

CUSIP NO. 586263 20 4                  13D


4. Mr. Gibbons is a special counsel to the President of Stanford University, a private university. His address at Stanford University is Dr. James F. Gibbons, Paul G. Allen Center for Integrated Systems, Room #201, M/S #4075, Stanford University, Stanford, California 94305.

5. Mr. McTague is the Vice President of Technical Affairs at Ford Motor Company, an automobile manufacturer. His address at Ford is John P. McTague, Ford Motor Company, The American Road, P.O. Box 1899, Dearborn, Michigan 48121-1899.

6. Mr. Morton, now retired, is the former Executive Vice President, Director and Chief Operating Officer of Hewlett-Packard Company. He may be reached at Raychem Corporation.

7. Mr. Stein is the President of Waverley Associates, Inc., a private investment management company. His address at Waverley Associates, Inc. is Waverley Associates, Inc., 525 University Avenue, Suite #700, Palo Alto, California 94301.

8. Mr. Yansouni is the Chairman and Chief Executive Officer of Read-Rite Corporation, a manufacturer of thin film heads for computer disk drives. His address at Read-Rite Corporation is Read-Rite Corporation, 345 Los Coches Street, Milpitas, California 95035.

CUSIP NO. 586263 20 4                  13D


                                    Exhibit 1

                          Registration Rights Agreement

             ======================================================


                                MEMRY CORPORATION

                          REGISTRATION RIGHTS AGREEMENT

                                  June 28, 1996

             ======================================================

                                TABLE OF CONTENTS


SECTION 1....................................................................  1

RESTRICTIONS ON TRANSFER; REGISTRATION RIGHTS................................  1
         1.1      Restrictions on Transfer...................................  1
         1.2      Certain Definitions........................................  1
         1.3      Restrictive Legends........................................  3
         1.4      Notice of Proposed Transfers...............................  4
         1.5      Holder's Requested Registration............................  4
         1.6      Company Registration.......................................  6
         1.7      Form S-3 Registration......................................  7
         1.8      Expenses of Registration...................................  8
         1.9      Lock-up....................................................  9
         1.10     Registration Procedures....................................  9
         1.11     Indemnification............................................ 10
         1.12     Information by Holder...................................... 12
         1.13     Rule 144 Reporting......................................... 12
         1.14     Termination of Registration Rights......................... 13

SECTION 2.................................................................... 13

MISCELLANEOUS................................................................ 13
         2.1      Governing Law.............................................. 13
         2.2      Successors and Assigns; Assignment of Rights............... 13
         2.3      Entire Agreement; Amendment; Waiver........................ 13
         2.4      Notices, etc............................................... 13
         2.5      Delays or Omissions........................................ 13
         2.6      Rights; Separability....................................... 14
         2.7      Titles and Subtitles....................................... 14
         2.8      Counterparts............................................... 14
         2.9      Aggregation of Stock....................................... 14
         2.10     No Third Party Beneficiaries............................... 14
         2.11     Remedies................................................... 14

                                MEMRY CORPORATION

                          REGISTRATION RIGHTS AGREEMENT


         This Registration Rights Agreement (this "Agreement") is made and entered into as of June 28, 1996, by and between MEMRY CORPORATION, a Delaware corporation (the "Company"), and RAYCHEM CORPORATION, a Delaware corporation (the "Holder").

         WHEREAS, the Company and the Holder are parties to a certain Amended and Restated Asset Purchase Agreement (the "Purchase Agreement"), dated May 10, 1996, as amended from time to time, whereby, among other things, the Company has agreed to purchase from the Holder, and the Holder has agreed to sell to the Company certain assets of the Holder used in its Shape Memory Metals Operation division, in consideration of, among other things, the issuance by the Company to the Holder $3,650,000, a $350,000 promissory note, the $2.00 Warrant, which Warrant entitles the Holder to purchase up to 1,250,000 shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), at a price of $2.00 per share and the Par Value Warrant, which entitles the Holder to purchase up to 1,130,000 shares of the Common Stock at a price of $0.01 per share; and

         WHEREAS, it is a condition precedent to each of the Parties obligations to consummate the transactions contemplated by the Purchase Agreement that the other Party enter into this Agreement.

         NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereto agree as follows:


                                    SECTION 1

                  RESTRICTIONS ON TRANSFER; REGISTRATION RIGHTS

         1.1 Restrictions on Transfer. No Restricted Securities (as defined below) shall be sold, assigned, transferred, or pledged by the Holder except upon the conditions specified in this Section 1 hereof, which conditions are intended to ensure compliance with the provisions of the Securities Act, and the conditions specified in Section 2 hereof. In addition, notwithstanding anything to the contrary contained herein, Holder may not Transfer (i) all or any part of the Par Value Warrant or any of the shares of Conversion Stock with respect to such Par Value Warrant during the one year period from and after the date hereof; and (ii) all or any part of the $2.00 Warrant or any of the shares of Conversion Stock with respect to the $2.00 Warrant during the three year period from and after the date hereof. Any purported transfer in violation of this
Section 1.1 shall be void ab initio.

         1.2 Certain Definitions. As used in this Agreement, the following definitions shall apply:

             "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

             "Common Stock" shall mean the Company's common stock, par value $0.01 per share, including shares of Conversion Stock issued or issuable from time to time.

                  "Conversion Stock" shall mean the shares of Common Stock issued or issuable upon exercise of the $2.00 Warrant or the Par Value Warrant, together with any securities issued or issuable, directly or indirectly, in respect of such securities upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

                  "Holder" means Raychem Corporation, a Delaware corporation, and any holder of Registrable Securities to whom the registration rights conferred by this Agreement have been transferred pursuant to Section 2.2 hereof.

                  "IPO" shall mean a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company.

                  "Par Value Warrant" shall mean that certain warrant to purchase up to 1,130,000 shares of Common Stock, at an exercise price equal to $0.01 per share.

                  The terms "register", "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act (and any post-effective amendments filed or required to be filed), and the declaration or ordering of the effectiveness of such registration statement.

                  "Registrable Securities" means the Common Stock (i) issued or issuable upon exercise of the Warrants, and (ii) any Common Stock issued as a dividend or other distribution with respect to or in exchange for, or in replacement of the shares referenced in (i) above; provided, however, that Registrable Securities shall not include any shares of Common Stock which may be sold in reliance upon Rule 144 promulgated under the Securities Act.

                  "Registration Expenses" means all expenses incurred by the Company in complying with Sections 1.5, 1.6 and 1.7 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company and for the fees and expenses of one (1) counsel for the Holders, blue sky fees and expenses, and the expense of any special audits incident to, or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company). Registration Expenses shall not include: Selling Expenses or other compensation paid to underwriters or other agents or brokers to effect the sale or the fees of more than one (1) counsel for the Holders (or, in the event of any transfer of any Registrable Securities in accordance with Section 6.2 hereof, the fees of not more than one
(1) counsel for the Holder and any permitted assigns thereof).

                  "Restricted Securities" means the securities of the Company required to bear the legend set forth in Section 1.3.

                  "Rule 145" means Rule 145 promulgated under the Securities Act, or any similar successor rule, as the same shall be in effect from time to time.

                  "Rule 415" means Rule 415 promulgated under the Securities Act, or any similar successor rule, as the same shall be in effect from time to time.

                  "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission promulgated thereunder, as shall be in effect at the time.

                  "Selling Expenses" shall mean all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities.

                  "Transfer" shall mean, with respect to any securities or other property, any sale, gift, conveyance, transfer, assignment, pledge, hypothecation or other disposition, as well as any verbal or written agreement or arrangement to do any of the foregoing.

                  "$2.00 Warrant" shall mean that certain warrant to purchase up to 1,250,000 shares of Common Stock, at an exercise price equal to $2.00 per share.

                  "Warrants" shall mean, collectively, the $2.00 Warrant and the Par Value Warrant.

         1.3 Restrictive Legends. (a) Each certificate representing (i) the Conversion Stock, (ii) the $2.00 Warrants, (iii) the Par Value Warrants; and
(iv) any other securities issued or issuable, directly or indirectly, in respect of any of the foregoing securities upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be stamped or otherwise imprinted with legends in substantially the following form (in addition to any legend(s) required under applicable state securities laws):

         THE SALE AND ISSUANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE DISTRIBUTION THEREOF. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO THESE SECURITIES AND SUCH OFFER, SALE, PLEDGE, OR TRANSFER IS IN COMPLIANCE WITH APPLICABLE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION OR (II) THERE IS AN OPINION OF COUNSEL OR OTHER EVIDENCE, SATISFACTORY TO THE CORPORATION, THAT AN EXEMPTION THEREFROM IS AVAILABLE AND THAT SUCH OFFER, SALE, PLEDGE, OR TRANSFER IS IN COMPLIANCE WITH APPLICABLE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION.

         FURTHERMORE, THE SALE, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION OF THESE SECURITIES ARE RESTRICTED PURSUANT TO THE TERMS OF A REGISTRATION RIGHTS AGREEMENT (THE "RIGHTS AGREEMENT") DATED JUNE 28, 1996, AMONG THE CORPORATION AND THE HOLDER OF THIS CERTIFICATE. COPIES OF THE RIGHTS AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS

         CERTIFICATE TO THE SECRETARY OF THE CORPORATION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION.


         Any Holder (including any permitted subsequent holder of any Restricted Securities pursuant to Section 3.2 below) consents to the Company making a notation on its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer described in this Section 1.3.

             (b) The Company shall be obligated to reissue promptly certificates without the first of the two foregoing legends at the request of any holder thereof if the holder shall have obtained an opinion of counsel (which counsel may be counsel to the Company) reasonably acceptable to the Company to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification or legend. Any legend endorsed on an instrument pursuant to applicable state securities laws and the stop-transfer instructions with respect to such securities shall be removed upon receipt by the Company of an order of the appropriate blue sky authority authorizing such removal or an opinion of counsel reasonably satisfactory to the Company to the effect that any such applicable state securities legends or stop-transfer instructions are not required and may be removed.

         1.4 Notice of Proposed Transfers. Prior to any proposed transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transfer, the holder thereof shall give written notice (the "Notice") to the Company of such holder's intention to make such transfer. The Notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied by a written opinion of legal counsel who shall be reasonably satisfactory to the Company, addressed to the Company and reasonably satisfactory in form and substance to the Company's counsel, to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the Securities Act; provided, however, that for transactions made pursuant to Rule 144 under the Securities Act, an opinion of counsel shall only be required if reasonably requested by the Company and which shall be to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the Securities Act. Each certificate evidencing the Restricted Securities so transferred shall bear the appropriate restrictive legends set forth in Section 1.3, except that such certificate shall not bear such restrictive legends if in the opinion of counsel for the Company such legends are not required in order to establish compliance with any provisions of the securities laws.

         1.5 Holder's Requested Registration.

             (a) Request for Registration. In case the Company shall receive from any Holder a written request (A) in the case of the Par Value Warrant, at any time from and after one (1) year from the date hereof, that the Company effect any underwritten registration, qualification or compliance with respect to Registrable Securities constituting not less than 40% of the then outstanding Registrable Securities issued or issuable upon exercise of the Par Value Warrant; and (B) in the case of the $2.00 Warrant, at any time from and after three (3) years after the date hereof, that the Company effect any underwritten registration, qualification or compliance with respect to Registrable Securities constituting not less than 40% of the then outstanding Registrable Securities issued or issuable upon exercise of the $2.00 Warrant; then in either case, the Company shall:

                  (i) promptly give written notice of the proposed registration, qualification, or compliance to all other Holders, if any; and

                  (ii) as soon as practicable, use its best efforts to effect such registration, qualification, or compliance (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws, and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holders joining in such request as are specified in a written request received by the Company within 20 days after the date the Company mails such written notice.

         Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be obligated to take any action to effect any such registration, qualification, or compliance pursuant to this Section 1.5:

                       (A) In any jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification, or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

                       (B) During the period starting with the date sixty (60) days prior to the Company's estimated date of filing of, and ending on the date one hundred eighty (180) days immediately following the effective date of any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan); provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective; or

                       (C) After the Company has effected two (2) registrations pursuant to Section 1.5 which shall have been declared or ordered effective and pursuant to which Registrable Securities have been sold.

         Subject to the foregoing clauses (A) through (D), the Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as practicable, and in any event within 120 days, in the case of an initial public offering and 90 days in all other cases, after receipt of the request of the Holder or Holders initiating the requested registration under Section 1.5(a) hereof.

                  (b) Underwriting. The right of any Holder to registration pursuant to this Section 1.5 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent requested (unless otherwise mutually agreed by a majority in interest of the Holders initially requesting registration under Section 1.5(a) hereof and intending to participate in such registration and such Holder with respect to such participation and inclusion) to the extent provided herein.

         The Company shall (together with all Holders selling Registrable Securities) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by any of the Holders (which underwriter is reasonably acceptable to the Company). Notwithstanding any other provision of this Section 1.5, if the managing underwriter advises the Holders initiating the requested registration under Section 1.5(a) hereof in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall so advise the Holders, and the number of shares of Registrable Securities and other securities that may be included in the registration and underwriting shall be allocated among all Holders and all other holders of registrable securities which may be distributed through such underwriting in the following order of priority: (i) first, to the Holders, pro rata, as nearly as practicable, to the respective amounts of securities of the Company entitled to inclusion (determined without regard to any requirement of a request to be included in such registration); and (ii) second to all other holders of securities of the Company, in proportion, as nearly as practicable, to the respective amounts of securities of the Company entitled to inclusion (determined without regard to any requirement of a request to be included in such registration) in such registration held by all such Holders at the time of filing the registration statement. No Registrable Securities or other securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder or other holder to the nearest 100 shares.

         If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter. The Registrable Securities so withdrawn shall also be withdrawn from registration, and such Registrable Securities shall not be transferred in a public distribution prior to 180 days after the effective date of such registration, or such other shorter period of time as the underwriters may require. If by the withdrawal of such Registrable Securities, a greater number of registrable securities held by other holders may be included in such registration (up to the maximum of any limitation imposed by the underwriters), then the Company shall offer to all Holders who have included Registrable Securities in the registration the right to include additional Registrable Securities in the same proportion and manner used in determining the effect of the underwriter limitation in this Section 1.5(b).

         If the managing underwriter has not limited the number of Registrable Securities to be underwritten, the Company may include securities for its own account or for the account of others in such registration if the managing underwriter so agrees and if the number of Registrable Securities which would otherwise have been included in such registration and underwriting will not thereby be limited.


         1.6 Company Registration.

             (a) Notice of Registration. If at any time or from time to time,
(i) the Company shall determine to register in an underwritten offering any of its securities, either for its own account or the account of a security holder or holders, other than (i) a registration relating solely to employee benefit plans, or (ii) a registration relating solely to Rule 145 transaction, or a registration on any registration form that does not permit secondary sales, the Company shall:

                 (i) promptly give to each Holder written notice thereof; and

                 (ii) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request by each Holder, received by the Company within 20 days after the Company mails such written notice, subject to the provisions below.

                  (b) Underwriting. The right of any Holder to registration pursuant to this Section 1.6 shall be conditioned upon the participation by such Holder in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. Those parties proposing to distribute their securities through such underwriting shall (together with the Company and the other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company. Notwithstanding any other provisions of this Section 1.6, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities to be included in such registration. The Company shall so advise all Holders and the other holders distributing their securities through such underwriting, and the number of shares of Registrable Securities and other securities that may be included in the registration and underwriting shall be allocated among the Company, the Holders, and the other holders as follows:
First to the Company so as to permit the Company to include all shares that the Company desires to sell; second to the Holders and all other holders entitled to register securities in such registration, pro-rata, in proportion to the respective amount of Registrable Securities held by such Holders and other securities so entitled to inclusion (determined with regard to any requirement of a request to be included in such registration) in such registration held by all Holders and all such other holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriter may round the number of shares allocated to any Holder or other holder to the nearest 100 shares. If any Holder or other holder disapproves of the terms of any such underwriting, he or it may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 180 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require.

                  (c) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this
Section 1.6 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

         1.7 Form S-3 Registration. From and after the date hereof, the Company shall use its best efforts to qualify for registration on Form S-3. For so long as the Company shall qualify for the use of Form S-3, in addition to the rights contained in the foregoing provisions of this Section 1, (i) the Holders of not less than 20% of the presently outstanding Registrable Securities shall have the right to request registration on Form S-3 (all such requests shall be in writing and shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by such Holder or Holders); provided, however, that no request will be honored with respect to proposed S-3 offerings which do not have an anticipated aggregate offering price to the public of at least $500,000. Within 90 days after the Company shall qualify, the Company shall In case the Company shall receive from a Holder or Holders a written request that the Company effect a registration on Form S-3 and any related state securities qualification or blue sky compliance with respect to such an amount of the Registrable Securities owned by such Holder or Holders, the Company shall:

                  (a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

                  (b) as soon as practicable, use its best efforts to effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request; provided, however, that the Company shall not be obligated to effect any such registration, qualification, or compliance pursuant to this Section 1.7: (1) if Form S-3 is not available for such offering by Holder(s); or (2) if the Company has, within the twelve-month period preceding the date of such request, already effected two registrations on Form S-3 for any Holders pursuant to this Section 1.7.

         Subject to the foregoing, the Company shall effect such registration, qualification, or compliance (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holder(s). Registrations effected pursuant to this Section 1.7 shall not be counted as demands for registration effected pursuant to Section 1.5 hereof or registrations effected pursuant to Sections 1.6 hereof.

         If the registration to be effected pursuant to this Section 1.7 is to be an underwritten public offering, it shall be managed by an underwriter or underwriters acceptable to the Company and selected by a majority in interest of the Holders requesting registration. In such event, the right of any Holder to registration pursuant to this Section 1.7 shall be conditioned upon the participation by such Holder in such underwriting and the inclusion of the Registrable Securities of such Holder in the underwriting to the extent provided herein. If the managing underwriter so selected determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities held by such Holders to be included in such registration. The Company shall so advise such Holders, and the number of shares of Registrable Securities that may be included in the registration shall be allocated among the Holders and other holders as follows:
First, among the Holders in proportion to the respective amounts of Registrable Securities held by each of such Holders at the time of the filing of the registration statement; and second, to the other holders in proportion as nearly as practicable, to the amount of securities entitled to inclusion in such registration (determined without regard to any requirement of a request to be included in such registration). Any Registrable Securities or other securities that are so excluded from the underwriting shall be excluded from the registration. As used throughout this Section the term "Form S-3" shall be deemed to include any equivalent successor form for registration pursuant to the Act.

         1.8 Expenses of Registration. All Registration Expenses incurred in connection with the registration, qualification or compliance pursuant to Sections 1.5, 1.6, and 1.7 shall be borne by the Company; provided, however, that in connection with any registration of securities, the Company shall only be responsible for the fees and costs of one counsel for the Holders (and any other holders of securities included in such registration). All Selling Expenses relating to securities so registered shall be borne by the holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf.

         1.9 Lock-up. Each of the Holders hereby agrees not to offer, sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any of the Company's Common Stock held of record or beneficially owned by such person (other than those included in the registration) which at the time of the effective date of such registration statement may be sold or otherwise transferred in reliance upon Rule 144 promulgated under the Securities Act during the period of time (not to exceed 180 days) determined by the Board of Directors of the Company upon advice of its managing underwriter, from and after the effective date of any registration statement filed by the Company for its own account or the account of selling stockholders; provided that the obligations of the Holders under this Section 1.9 shall not apply unless each officer and director of the Company and the holders of five percent (5%) of the Company's voting securities then outstanding are bound by similar restrictions. Such restriction shall not apply to shares registered in such offering. In order to enforce this provision, the Company may impose stop-transfer instructions with respect to such shares until the end of such period. The obligations described in this
Section 1.9 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future.

         1.10 Registration Procedures. If and whenever the Company is required by the provisions of this Section 1 to use its most diligent efforts to effect promptly the registration of Registrable Securities the Company shall:

             (a) Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its most diligent efforts to cause such registration statement to become and remain effective as provided herein.

             (b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and current and to comply with the provisions of the Securities Act with respect to the sale of, or other disposition of all Registrable Securities covered by such registration statement, including such amendments and supplements as may be necessary to reflect the intended method of disposition of the prospective seller or sellers of such Registrable Securities but for no longer than one hundred eighty (180) days subsequent to the effective date of such registration in the case of a registration statement on Form S-1 (or any similar form of registration statement required to set forth substantially identical information); provided, however, that (i) such period shall be extended for a period of time equal to the period the underwriter recommends that all the Holders refrain from selling the securities included in such registration due to marketing conditions or other conditions which adversely affect the offer and sale of such securities; and (ii) in the case of any registration of Registrable Securities on Form S-3 which is intended to be offered on a continuous or delayed basis, such period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold, provided that Rule 415 permits an offering on a continuous or delayed basis, and provided further that applicable rules under the Securities Act governing the obligation to file a post-effective amendment permit, in lieu of filing a post-effective amendment that (I) includes any prospectus required by Section 10(a)(3) of the Securities Act or (II) reflects facts or events representing a material or fundamental change in the information set forth in the registration statement, the incorporation by reference of information required to be included in (I) and (II) above to be contained in periodic reports filed pursuant to
Section 13 or 15(d) of the Exchange Act in the registration statement.

             (c) Furnish to each prospective seller of Registrable Securities such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities of such seller.

             (d) Notify each seller of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing, and at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing.

             (e) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange or approved for quotation on any inter-dealer quotation system on which similar securities issued by the Company are then listed or quoted.

             (f) Provide a transfer agent and registrar for all Registrable Securities registered pursuant to such registration statement and a CUSIP number of all such Registrable Securities in each case not later than the effective date of such registration.

             (g) Otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than 18 months, beginning with the first month after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act.

             (h) In connection with any underwritten offering pursuant to a registration statement filed pursuant to Section 1.5, 1.6 or 1.7 hereof, the Company will enter into an underwriting agreement reasonably necessary to effect the offer and sale of Common Stock, provided such underwriting agreement contains customary underwriting provisions and provided further that if the underwriter so requests, the underwriting agreement will contain customary contribution provisions.

             (i) Each Seller of Registrable Securities shall not (until further notice) effect sales of shares covered by any registration statement after receipt of telegraphic or written notice from the Company to suspend sales to permit the Company to correct or update a registration statement or prospectus.

         1.11 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:

             (a) The Company will indemnify each Holder, each of its officers and directors and partners, and each person controlling such Holder within the meaning of Section 15 of the Securities Act, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained, on the effective date thereof, in any registration statement, any prospectus contained therein, or any amendment or supplement thereto, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company in connection with any such registration, qualification or compliance, and the Company will reimburse each such Holder, each of its officers and directors and partners and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder or underwriter and stated to be specifically for use therein.

                  (b) Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers and its legal counsel and independent accountants, each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained, on the effective date thereof, in any such registration statement, any prospectus contained therein, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, and will reimburse the Company, and such directors, officers, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement or prospectus in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by the Holder and stated to be specifically for use therein; provided, however, that the obligations of the Holder hereunder shall be limited to an amount equal to the net proceeds to such Holder of Registrable Securities sold as contemplated herein.

                  (c) Each party entitled to indemnification under this Section
1.11 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 1 to the extent such failure is not prejudicial. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Notwithstanding anything to the contrary contained in this
Section 1.11(c), the Indemnified Party shall have the right to employ its own counsel in any action, claim, litigation, proceeding or investigation, and the fees and expenses thereof shall be borne by the Indemnified Party, unless the Indemnified Party shall have reasonably concluded that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party, in which case the Indemnifying Party shall bear all of such Indemnified Party's legal and other fees and expenses which arise in defense thereof. In such event, the Indemnifying Party shall not have the right to direct the defense of such action, claim, litigation, proceeding or investigation on behalf of the Indemnified Party.

                  (d) If the indemnification provided for in this Section 1.11 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party with respect to such loss, liability, claim, damage or expense in the proportion that is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission (or alleged omission) to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

         1.12 Information by Holder. The Holder or Holders of Registrable Securities included in any registration shall furnish to the Company such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 1.

         1.13 Rule 144 Reporting. With a view to continuing to make available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

             (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

             (b) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;

             (c) Furnish to any Holder promptly upon request, a written statement as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

         1.14 Termination of Registration Rights. This Agreement, including rights of each Holder under this Section 1 shall terminate five (5) years from and after the date hereof.


                                    SECTION 2

                                  MISCELLANEOUS

         2.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

         2.2 Successors and Assigns; Assignment of Rights. The rights and benefits of a Holder hereunder may be assigned to a transferee or assignee in connection with the transfer or assignment of any Warrants or Registrable Securities owned by such Holder (A) to any person or entity which is a majority-owned subsidiary of such Holder or controls, is controlled by or under common control with such Holder, and (B) to any other person or entity which acquires all or substantially all of the assets of the Holder, provided, however, that as a condition precedent to any such assignment hereunder, the transferee or assignee, as the case may be, executes a written instrument agreeing to be bound by the terms and provisions of this Agreement. Any such transfer or assignment permitted hereby shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

         2.3 Entire Agreement; Amendment; Waiver. This Agreement and the Purchase Agreement constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated, except by a written instrument signed by the Company and the holders of at least fifty one percent (51%) of the Registrable Securities, and any such amendment, waiver, discharge or termination shall be binding upon all the parties hereto, but in no event shall the obligation of any party hereto be materially increased, except upon the written consent of such party.

         2.4 Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by United States first-class mail, postage prepaid, sent by -facsimile or delivered personally by hand or nationally recognized overnight courier addressed (a) if to the Company, at its offices at 57 Commerce Drive, Brookfield, Connecticut 06804, Attention:
President; or (b) the Holder(s) at the address set forth on the Company's records for holders of the Warrants All such notices and other written communications shall be effective on the date of mailing, facsimile transfer or delivery.


         2.5 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Holder, upon any breach or default of the Company under this Agreement shall impair any such right, power or remedy of such Holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Holder of any breach or default under this Agreement or any waiver on the part of any Holder of any provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Holder, shall be cumulative and not alternative.

         2.6 Rights; Separability. Unless otherwise expressly provided herein, a Holder's rights hereunder are several rights, not rights jointly held with any of the other Holder. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         2.7 Titles and Subtitles. The titles of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing or interpreting this Agreement.

         2.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

         2.9 Aggregation of Stock. All shares of the Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

         2.10 No Third Party Beneficiaries. The covenants and agreements set forth herein are for the sole and exclusive benefit of the parties hereto and their respective permitted successors and assigns and such covenants and agreements shall not be construed as conferring, and are not intended to confer, any rights or benefits upon any other persons.

         2.11 Remedies. The parties to this Agreement acknowledge and agree that a breach of any of the transfer or other restrictions with respect to the Restricted Securities or any of the covenants of the Holders set forth in this Agreement may not be compensable by payment of money damages and, therefore, that the covenants of the foregoing parties set forth in this Agreement may be enforced in equity by a decree requiring specific performance. Without limiting the foregoing, if any disputes arise hereunder concerning the sale or other disposition of any of the Restricted Securities contained herein, the parties to this Agreement agree that an injunction may be issued restraining the sale or other disposition of such Restricted Securities or interest or rescinding any such sale or other disposition, pending resolution of such controversy. Such remedies shall be cumulative and non-exclusive and shall be in addition to any other rights and remedies the parties may have under this Agreement.


                  [Remainder of Page Intentionally Left Blank]


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
         IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement effective as of the day and year first above written.

                                    MEMRY CORPORATION


                                    By:/s/ William H. Morton, Jr.
                                       -----------------------------------------
                                         Name: William H. Morton, Jr.
                                         Title: Senior Vice President



                                    RAYCHEM CORPORATION

                                    By:/s/ Andrew F. Roake
                                       -----------------------------------------
                                         Name:       Andrew F. Roake
                                         Title:      Vice President

                          REGISTRATION RIGHTS AGREEMENT

                                MEMRY CORPORATION

                                   NO EXHIBITS


                                       16